     Management’s Discussion and Analysis

In respect to the year Ended December 31, 2005

Dated: April 19, 2006

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

A. Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the year ended December 31, 2005 to the same period in the previous year. These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005. All notes referenced herein may be found in the consolidated financial statements.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of April 19, 2006, was prepared to conform to National Instrument 51-102 F1 and it was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX”) under the symbol QTA.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B. Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualified person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He is currently President and the Chief Operating Officer for Western Silver Corporation and previously held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of vice president, exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included drilling supervision, geologic mapping, and ore reserve calculations related to uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

C. Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for uranium in Arizona, copper in Nevada and precious metals in Mexico

D. Description of Mineral Properties

i)	Nieves Property – Mexico

The Company has a 50% interest in 19 mineral concessions covering an area of approximately 130 square kilometers (50 square miles) located in the State of Zacatecas, Mexico. The Nieves Project lies within a northwest trending mineral belt known as the Silver Belt or Faja de Plata, which is based on the northwest alignment of a narrow band of silver mining districts of San Martin, Fresnillo, Zacatecas and Real de Angeles.

Silver was discovered on the claim block in the mid-1500's and sporadic work occurred thereafter on two vein systems until the start of the Mexican Revolution in 1910. No modern exploration took place until the mid-1990's.

Effective January 16, 1995, the Mexican concessionaires entered into an option agreement with Kennecott Exploration Company (“Kennecott”) that allowed Kennecott to explore and acquire the property by making specified option payments over five years, and advance minimum royalty payments (“AMR”) as defined in the “Underlying Agreement”. On March 13, 1998, Kennecott transferred its rights under the Nieves option to Western Silver Corporation (“Western”) in consideration for a 2% net smelter royalty (“NSR”) on certain core claims and a 1% NSR on others. Western subsequently assigned its rights to Nieves to the Company on March 26, 1999, in consideration for 1,444,460 common shares at $0.20 per share ($288,892). In addition, the Company issued 360,000 common shares at $0.20 per share ($72,000) to the concessionaires in lieu of the US $50,000 option payment otherwise due under the terms of the Underlying Agreement.

The payment schedule in the Underlying Agreement was amended on November 22, 1999, February 11, 2000 and May 2002, such that US $30,000 was paid in January 2000, US $15,000 in May 2002 and US $25,000 in January 2003, for a total of US $70,000. In addition, to acquire the interest in the claim fractions, the Company paid US $40,000 to the concessionaires. As at December 31, 2005, option payments totaled US $110,000. AMR payments of US $75,000 are due on or before January 26 each year from 2004 until the commencement of commercial production.

Drilling conducted over the past years by Kennecott and Western intersected narrow zones of +500g/t silver that were interpreted to be the high level expression of a large, silver-rich mineralized system at depths below 200 meters. Subsequently, the Company completed a program of magnetics and CSAMT/IP surveys, which identified a number of prospective anomalies. The survey results suggested that the Nieves Property is a large hydrothermal system with minimal erosion and several features in common with the high-grade Fresnillo silver district, (90 kilometers south), and Western’s Peñasquito silver project (150 kilometers northeast).

In August 2004, the Company conducted an initial 5,300 meter, 13-hole diamond drill program to test a number of targets adjacent to and below areas of previously defined mineralization and to test seven east-west striking anomalies, interpreted to be veins with associated mineralization, that extend for distances of up to 3.5 kilometers.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

D. Description of Mineral Properties, continued

i)	Nieves Property – Mexico, continued

A second drill program (5,171 meter, 11-hole) was completed in May 2005 to follow up on the silver mineralization intersected in the 2004 drilling program and to evaluate other targets defined by a combination of mapping, sampling and geophysical surveys.

Drill results, geophysics and petrography indicate that the exposure level at Nieves is extremely high and that the veins exhibit characteristics similar to the historic Fresnillo silver mine. Boiling textures observable in drill core at depths of 150-200 meters below surface mark the top of the mineralized vein zone that appears to extend downward for at least 300 meters. The Concordia-San Gregorio vein is prospective over a strike length of at least 1000 meters. The California and Santa Rita veins have similar orientations, geophysical signatures and size potential. The near surface mineralization exposed on San Gregorio Hill and along the Santa Rita vein on Santa Rita Hill is interpreted as manto style (rootless) mineralization trapped in porous sediments at the base of Tertiary volcanic rocks. These zones may indicate the presence of high-grade mineralization at depth in the adjacent veins.

In 2005, the Company developed a three dimensional drill model to interpret the vein geometry and compiled surface and core geochemistry data in preparation for a fall deep drilling program. An additional 5,000 meters of close-spaced drilling to confirm the continuity, width and grade of mineralization in the Concordia vein system was planned, in consultation with US-based Blackberry Ventures I,LLC, (“Blackberry”) an investment partnership that earned a 50% interest in the property by funding the Company’s two earlier phases of drilling for US $1,500,000.

A Phase III drilling program (5,894 meters, eight holes) began during the fourth quarter of 2005 and was completed during March 2006. The drilling was designed to evaluate the down dip grade and thickness of three silver-bearing veins intersected in prior programs, particularly an intercept of high grade mineralization of 4 kg silver over 1.5 metres on the Concordia vein. Results will be available by the end of April, 2006.

By December 31, 2005, the Company had incurred $3,544,965 in gross acquisition and exploration expenditures on the Nieves property, or $1,640,415 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. As at December 31, 2004, gross expenditures totaled $2,735,918, less $1,904,550 in recovery, for a net of $831,368.

ii)	Los Crestones Project – Mexico

In 2003, the Company staked a 2,100 hectare claim to cover a hot spring gold-silver prospect in northern Durango, Mexico. The Crestones Property is located 12 kilometers northeast of the Inde mining district on the western edge of the Mesa Central carbonate platform of Mexico where that carbonate package has begun to be affected by the basin and range faulting of the eastern part of the Sierra Madre Occidental ignimbrite province.

In 2004 and early 2005, mapping and sampling programs were completed over an area of about 3.5 square miles. Results show strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold silver mineral systems. The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems. The prospect has not been drilled.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

D. Description of Mineral Properties, continued

ii)	Los Crestones Project – Mexico, continued

These mapping and sampling programs identified several high priority targets on the Crestones property: a mineralized area at the top of Cerro Laguna, with anomalous gold, silver, mercury and barium; a newly discovered zone of acid sulphate alteration located at the north end of the Casita Breccia where it merges into Cerro Laguna; and the Casita breccia with enriched gold, silver, lead, zinc, arsenic, antimony, mercury and barium.

Work plans for the first half of 2006 include additional mapping and sampling in the Cerro Laguna-acid sulphate zone and a 1500 meter drilling program to test the prospective targets.

Acquisition costs incurred to December 31, 2005 were $59,303 and exploration expenditures were $20,113 for a total of $79,416. As at December 31, 2004 expenditure totaled $27,842 of which $21,562 were acquisition costs and $6,280 for exploration.

iii)	Uranium Project – Arizona, Utah and Wyoming

In June 2005, the Company acquired 95 claims from a Nevada prospecting syndicate covering 36 uranium breccia pipe targets situated in northern Arizona and has an option to acquire other properties in Utah and Wyoming. These properties were staked to cover extensions of previously mined uranium deposits and they are prospective for both uranium and vanadium. The Company subsequently staked 14 claims in Arizona covering four additional breccia pipe targets.

Under the terms of the agreement, the Company may acquire a 100% interest in any or all of these claims by making staged payments over a five-year period totaling US $500,000 and issuing 600,000 common shares over a three-year period. The initial consideration included a US $15,000 cash payment and 200,000 common shares. The properties are subject to a 2% production royalty on each property, 1% of which may be purchased for US $1 million.

Mr. Pat Hillard has been appointed as the company’s consulting geologist with responsibility for the conduct of exploration and development work on all properties in the three state areas. Pat Hillard is considered one of the foremost uranium breccia pipe authorities in the industry and is credited with the discovery of six of eight breccia pipe ore bodies in northern Arizona that became profitable mines operated by Energy Fuels Nuclear.

Quaterra’s initial focus will be on its solution collapse breccia pipe targets on the Arizona Strip. This area is north of the Grand Canyon where environmental and political pressure is significantly less and most of the land outside parks, wilderness areas and national monuments is open for staking.

These pipes represent extremely attractive targets today because of their relatively high grades, small footprint, and the speed and efficiency with which they can be explored. Previous exploration on the Arizona Strip in northern Arizona has resulted in the discovery of eight breccia pipe ore bodies with production in the 1980’s and early 1990’s totaling approximately 19 million pounds of U3O8. Total amount of mineable uranium discovered to date in breccia pipes in northern Arizona is estimated to be in the range of 35 million pounds (1998 International Uranium Corp US SEC Registration Statement; http://www.sec.gov/Archives/edgar/data/1063259/0001035704-98-000395.txt).

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

D. Description of Mineral Properties, continued

iii)	Uranium Project – Arizona, Utah and Wyoming, continued

Low uranium prices, not the lack of exploration success, forced Energy Fuels to terminate its breccia pipe exploration and mining programs. The largest uranium pipe ore body thus far found was the 6 million pound Pigeon Pipe.

A shallow drilling program totaling 2,033 meters in 30 holes averaging 70 meters deep was completed during the first quarter of 2006 to investigate the near surface stratigraphy of six collapse breccia pipe uranium targets in northern Arizona.

A follow-up deep drilling program began early in the second quarter to evaluate at least one of these targets and five others including Ollie, EZ 4, EJ and when permits are received, the Whistler and Rock breccia pipes. Drilling on the Rock target, considered to be one of the most prospective of the group, is not expected to commence until early summer and will probably require a helicopter for mobilization of the rig and personnel.

The deep drilling program is planned to complete a total of approximately 3500 meters in six to eight holes averaging 450 meters deep. The first objective of the program will be the Ollie pipe, located 10 miles southeast of the Hack Canyon mines that produced 9.5 million pounds of uranium (eU3O8). Ollie was the subject of the last deep drilling program conducted by EFN (Energy Fuels Nuclear) before discontinuing operations in 1994 because of low uranium prices. Prematurely halted after completing only six holes, the pipe has remained largely unexplored at the favorable depth for uranium mineralization.

Drilling is also planned to investigate the YS target where 45 meters of vertical structural displacement was defined by shallow drilling. Beeman Drilling Company of Moab, UT has been contracted to implement the drilling program and Geophysical Logging Service of Prescott, Arizona will conduct the down-hole geophysical logging.

Quaterra’s uranium properties in northern Arizona now cover approximately 10 square miles over selected areas within the heart of the uranium district. All of the company’s targets are within a few miles of uraniferous breccia pipes. Additional properties are being evaluated for acquisition as the program continues during 2006.

As at December 31, 2005, the Company had incurred $159,171 in acquisition costs and $103,820 in exploration for a total on the Uranium Prospects of $262,991. There were no exploration or acquisition costs for this property in the year ended December 31, 2004.

iv)	Duke Island – Alaska

The Company has a 100% interest in 129 federal and eleven State of Alaska claims covering 1,563 hectares (3,860 acres) located on Duke Island, near Ketchikan, Alaska. The Duke Island complex consists of two separate, well-exposed, zoned ultramafic bodies: the Judd Harbor body is almost two miles in diameter and the Hall Cove Body is about three and a half miles in diameter. The Judd Harbor and Hall Cove complexes have been interpreted to be parts of the same intrusive body at depth.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

D. Description of Mineral Properties, continued

iv)	Duke Island – Alaska, continued

Both bodies are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro.

The Company discovered copper, nickel and platinum group element mineralization at Duke Island in 2001. The mineralization is unlike any known Ural–Alaska complex in southeast Alaska’s Alexander Platinum Belt. Geochemical, geological and geophysical data suggest the system extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion. The Company believes that Duke Island has potential to host significant accumulations of copper, nickel and platinum group elements (PGE) mineralization.

Initial IP geophysical surveying suggested mineralization characterized by a high conductivity zone surrounded by a disseminated sulfide zone. Four core holes subsequently drilled in late 2001 intercepted up to 90 meters of semi-massive to massive sulfide containing highly anomalous copper, nickel, platinum and palladium.

A helicopter magnetic and electromagnetic survey conducted in 2002 revealed a number of strong EM highs coincident with both magnetic lows and magnetic highs. A number of these EM anomalies are located in covered terrain where no previous work has been conducted. A detailed review of part of this survey by consulting geophysicist Joseph R. Inman identified nine discrete, multi-anomaly zones with strike lengths ranging from 400 meters to 1,500 meters in a four kilometer by four kilometer area. In a preliminary report, Inman states, “any of these zones could in fact be indicative of massive sulphide mineralization”.

In 2003, the Company staked an additional 30 claims to cover several of the high-priority geophysical anomalies that fell outside the original claim boundary. In the course of staking, new copper occurrences were discovered. Limited follow up reconnaissance geochemical sampling conducted in 2003 expanded three of the known sulfide-bearing prospects and has shown that strong EM conductors are correlative with Cu-Ni-PGE sulfide mineralization.

During the 2004 Fiscal Year, ground geophysics including gravity and EM (Max-Min) were completed over three of the nine airborne targets before deteriorating weather conditions curtailed operations.

Gravity surveying was completed during June-July 2005 (362 stations covering nine conductors). A 4,505 foot drilling program began on August 16th. Seven holes were drilled on the Marquis, Potato Patch and Raven targets identified by the recently completed gravity and EM surveys.

The results shown in Table 1 below suggest that the Marquis and newly discovered Raven zones represent magmatic sulfide-bearing systems of significant size. Hole DK0506 at Raven contains the thickest interval of continuous copper mineralization drilled on the property to date, with the interval from 8 to 395 feet averaging 2,035 ppm copper, 56 ppb Pt and 59 ppb Pd. The 42 foot interval from 33 to 75 feet averages 0.38% copper and 644 ppb platinum plus palladium. However, structural and/or stratigraphic controls that could result in higher grades are poorly understood due to poor bedrock exposures and limited drilling on the property to date (total of 11 holes, 5,972 feet).

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

D. Description of Mineral Properties, continued

iv)	Duke Island – Alaska, continued

The company currently is reviewing its exploration options for 2006 with the goal of identifying one or more high-grade sulfide targets within the areas of previously identified lower grade mineralization.

Below is a table of significant geochemical results from 2005 Duke Island drilling:

Hole #	From	To	Thickness	Cu ppm	Pt	Pd
	Ft	Ft	Ft	Wt Ave ppm	Wt Ave ppb	Wt Ave ppb

DK0501	326.0	425.5	99.5	2,320	68	72
Includes	376.0	394.0	18.0	4,520	100	111
Includes	404.0	424.0	20.0	3,625	125	133
DK0502	No	Significant	Intercepts
DK0503	37.5	186.5	149.0	2,086	5	1
DK0404	No	Significant	Intercepts
DK0506	8.0	395.0	387.0	2,035	56	59
Includes	33.0	75.0	42.0	3,801	331	313
Includes	8.0	92.0	84.0	2,531	221	219

Expenditures to December 31, 2005 totaled $1,693,234, of which $94,205 was acquisition costs and $1,599,029 were exploration expenditures. As at December 31, 2004 expenditure totaled $1,079,874 of which $94,205 were acquisition costs and $985,669 were for exploration costs.

v)	MacArthur Property - Nevada

Pursuant to a second agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in sixty-six unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, subject to a 2% NSR, the Company is required to make staged payments totaling US $1,785,000 by January 15, 2008.

A review of historic data suggests the oxide mineralization at MacArthur may be part of a more extensive porphyry copper system. Copper-oxide mineralization has been reported to be present in outcrop well beyond the current pit outline.

The Company is evaluating available data and preparing for a potential drill program in the second half of 2006.

Expenditures to December 31, 2005 totaled $30,484 and were for acquisition costs only. This amount is included in the “Other Properties” category in Note E of this MD&A and Note 5 of the consolidated financial statements dated December 31, 2005.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

E. Mineral Property Expenditures

During the year the mineral property expenditure was $1,783,936 compared to $462,247 in 2004. The expenditure in 2004 however includes recovery of $914,775 from Blackberry in respect of the Nieves property whereas no recovery from Blackberry is included in the year 2005 expenditure. To enable a meaningful comparison, for discussion purposes, we have removed this recovery to show actual expenditure for exploration. This shows expenditure on mineral properties to be $1,783,936 in 2005 and $1,377,022 in 2004. Of this expenditure $382,972 (2004: $231,130) was spent on acquisitions and $1,400,964 (2004: $1,145,892) on exploration.

The total mineral properties expenditure of $5,661,433, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2005 was allocated as follows; 63% was spent on Nieves, 30% on Duke Island with 5% spent on the new property Arizona Uranium, the remaining 2% spent on various other properties. This compares to total mineral properties expenditure of $3,877,497, excluding $1,904,550 recovered from Blackberry, as at December 31, 2004 which was split in the following percentages; 71% on Nieves, 27% Duke Island, and 2% on other properties.

Total deferred mineral property costs for the year ended December 31, 2005 and the changes by quarter, were as follows:

All Mineral Properties	Balance		Additions			Year Ended	Balance
	Dec 31, 2004	Q1	Q2	Q3	Q4	Dec 31, 2005	Dec 31, 2005
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,164,263	126,350	109,195	112,669	34,758	382,972	1,547,235
Total exploration	2,713,234	211,099	360,259	141,040	688,566	1,400,964	4,114,198
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	1,972,947	337,449	469,454	253,709	723,324	1,783,936	3,756,883

Summary by Property
Nieves, net of cost recovery	831,368	269,092	302,853	71,516	165,586	809,047	1,640,415
Los Crestones	27,842	46,758	243	4,573	-	51,574	79,416
Duke Island	1,079,874	12,751	33,801	70,531	496,277	613,360	1,693,234
Big Bar	33,863	-	-	-	5,503	5,503	39,366
Arizona Uranium	-	8,848	132,557	81,700	39,886	262,991	262,991
Other properties	-	-	-	25,389	16,072	41,461	41,461

Total	1,972,947	337,449	469,454	253,709	723,324	1,783,936	3,756,883

For further information on Mineral Properties expenditure, see Note 5 of the consolidated financial statements dated December 31, 2005

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

F. Results of Operations

For the year ended December 31, 2005, the Company had a net loss of $788,060 compared to a net loss of $685,952 in 2004. Stock based compensation was $330,842 in 2005 (2004: $386,246) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $457,218 for 2005 and $299,706 for 2004.

The increase of $157,512, in the net loss for 2005, excluding stock based compensation ($102,108 including stock based compensation), can be explained as follows:

i)	Consulting fees increased by $37,591 from $10,977 in 2004 to $48,568 in 2005. This is due to the increased activity in respect to the day to day running of the Company.

ii)

The Company reported a net foreign currency loss of $125,907 compared to a net foreign exchange gain in 2004 of $1,640. Since all current assets and liabilities held in US dollars have to be converted to Canadian dollars on consolidation at the exchange rate as at December 31, 2005, being 1.166, this created a large exchange loss due to appreciably weakened US dollar compared to the Canadian dollar.

The weakened US dollar to Canadian dollar rate also resulted in a loss from the depreciation in the value of US $300,000 cash held by the Company pursuant to a private placement with Hochschild completed in August 2004 when the US dollar was worth approximately 1.33 Canadian.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in losses or gains.

iii)

Professional fees increased by $72,171 from $17,692 in 2004 to $89,863 in 2005. Due to the affect of regulatory requirements the audit fees for the 2005 audit and the accounting fees in respect of the production of annual and quarterly financial statements has caused part of this increase. There were also increased legal fees due to consultations for potential property purchases and agreements.

iv)	Interest income increased by $26,274 from $9,861 in 2004 to $36,135 in 2005. This is due to larger amounts being held on fixed term deposits throughout the year.

v)	Option payments were received in 2005 of $35,000. See Note 5 (f) of the consolidated financial statements dated December 31, 2005.

vi)

A reclamation bond of $2,500 was written off in 2005. This bond has been held since the 1990s on a property that the Company no longer has an interest in and it was deemed by management unlikely this amount would be recovered.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

G. Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31
	2005	2005	2005	2005	2004	2004	2004	2004	2003
	$	$	$	$	$	$	$	$	$

Operating expeneses	218,932	182,209	69,840	54,871	100,227	77,205	54,374	77,761	81,499
Interest earned	(22,641)	(3,622)	(3,236)	(6,636)	(2,150)	(2,645)	(1,573)	(3,493)	(1,147)
Other revenue	(25,000)	-	-	(10,000)	-	-	-	-	-

Loss before the undernoted	171,291	178,587	66,604	38,235	98,077	74,560	52,801	74,268	80,352

Stock-based compensation	(129,373)	460,215	-	-	-	-	-	386,246	318,311
Mineral Properties write off	-	-	-	-	-	-	-	-	12,423
Reclamation bond write off	2,500	-	-	-	-	-	-	-	-

Net Loss	44,418	638,802	66,604	38,235	98,077	74,560	52,801	460,514	411,086

Loss per share - basic and diluted	(0.01)	(0.01)	0.00	0.00	0.00	0.00	0.00	(0.01)	(0.01)

H. Related Party Information

As at December 31, 2005, $13,010 (December 31, 2004: $18,935) was due to directors or senior officers of the Company or to companies controlled by them, for various services rendered.

For the years ended December 31, 2005 and 2004, the following is a summary of related party transactions not disclosed elsewhere in these financial statements:

i)	Corporate development and Investor relations fees of $21,320 (2004: $36,000) were billed by a company controlled by a senior officer.

ii)	Financial and consulting fees of $84,831 (2004: $9,163) were charged by two private companies controlled by directors of the Company.

iii)	Legal fees of $19,286 (2004: $6,403) were incurred by an association of lawyers in which an officer of the Company is a member.

iv)	Management fee of $60,000 (2004: $60,000) to a private company controlled by a director of the Company.

v)	A private company controlled by a director of the Company billed, $54,052 on a cost recovery basis, for office and administrative (2004: $74,897).

vi)

Geological consulting fees and other exploration costs totaling $17,319 (2004: $15,444) were paid to the President and other related parties of the Company and are included in deferred exploration expenditures.

These transactions were made in the normal course of operations for consideration established and accepted by the related parties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

I. Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. For the foreseeable future, the Company will need to rely on the sale of such securities and joint venture arrangements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. The Company intends to complete private placements of shares over the next few months, depending upon equity market conditions.

The Company had a working capital balance of $1,697,865 as at December 31, 2005, compared to a working capital balance of $1,455,967 as at December 31, 2004.

In Quarter 1, 2005, 1,410,000 common shares were issued for gross proceeds of $211,200 from the exercise of share purchase warrants and stock options. 10,000 common shares were issued in Quarter 2, 2005 from the exercise of stock options for gross proceeds of $1,200. In Quarter 3, 2005, 6,500,000 common shares were issued in respect of a private placement for gross proceeds of $2,275,000 and 55,000 common shares were issued in Quarter 4 from the exercise of share purchase warrants and stock options for proceeds of $6,950.

The total number of common shares issued during the year ended December 31, 2005 was 8,175,000 for gross proceeds of $2,570,350. For further information on the issuance of shares see Note 7 of the consolidated financial statements dated December 31, 2005.

All outstanding warrants and stock options are currently “in the money” (the exercise price is less than the trading price of the shares). Using the closing trade price as at April 19, 2006 of $1.60, if all outstanding warrants as at April 19, 2006 were exercised, the Company would realize proceeds of $1,798,536 and if all stock options outstanding as at April 19, 2006 were to be exercised, the Company would realize proceeds of $1,376,710. This provides total potential cash proceeds of $3,175,246.

For 2005 expenditures on mineral properties see Note E in this MD&A or Note 5 of the consolidated financial statements dated December 31, 2005.

In Quarter 1, 2004, funds derived from the exercise of share purchase warrants and stock options resulted in the issuance of 2,545,247 common shares for gross proceeds of $633,979. In Quarter 2, 2004, 1,040,359 common shares were issued for the exercise of share purchase warrants and stock options resulting in proceeds of $154,554. In Quarter 3 1,593,667 commons shares were issued for the exercise of share purchase warrants and stock options resulting in proceeds of $239,050. In Quarter 4, 2004, 1,314,832 commons shares were issued resulting in proceeds of $195,425 for the exercise of share purchase warrants and stock options.

There were no private placements of common shares in 2004

For 2004 expenditures on mineral properties see Note E in this MD&A or Note 5 of the consolidated financial statements dated December 31, 2005.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

J. Outstanding Shares, Options and Share Purchase Warrants

i)	Issued and outstanding shares

The Company has 100 million authorized common shares, issued and outstanding as follows:

	Number	Total
	of Shares

Balance as at December 31, 2005	65,522,200	$15,172,975
Issued subsequent to Yearend
Exercise of share purchase warrant	375,609	$187,805
Exercise of stock options	853,000	$182,160

Balance as at April 19, 2005	66,750,809	$15,542,940

ii)	Share Purchase Warrants

As at December 31, 2005, there were 3,934,280 share purchase warrants outstanding with a weighted average exercise price of $0.50 per share. Subsequent to the year end, 375,609 share purchase warrants were exercised at $0.50 per share for proceeds of $187,805 and 375,609 common shares were issued. No warrants have been issued since the year end. Warrants outstanding at April 19, 2006 are as follows:

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	Dec 31, 2005	Granted	or Expired	Exercised	April 19, 2006

$0.66	January 20, 2006	120,000	-	-	-	120,000
$0.50	September 27, 2005	3,250,000		-	341,329	2,908,671
$0.50	September 27, 2005	564,280		-	34,280	530,000

		3,934,280	-	-	375,609	3,558,671

Weighted average exercise price		$0.50	$0.00	$0.00	$0.50	$0.51

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

J. Outstanding Shares, Options and Share Purchase Warrants, continued

iii)	Stock Options

As at December 31, 2005, there were 5,446,000 stock options outstanding with a weighted average exercise price of $0.29 per share. Subsequent to the year end 853,000 stock options were exercised with a weighed average exercise of $0.21 for proceeds of $182,160. No stock options have been issued since year end. Stock options outstanding as at April 19, 2006 are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	Dec 31, 2005		or Expired		April 19, 2006

$0.15	February 8, 2006	50,000	-	-	50,000	-
$0.15	May 7, 2006	55,000	-	-	55,000	-
$0.12	June 8, 2006	515,000	-	-	100,000	415,000
$0.19	September 27, 2006	490,000	-	-	55,000	435,000
$0.12	January 10, 2008	1,591,000	-	-	333,000	1,258,000
$0.25	October 2, 2008	75,000	-	-	-	75,000
$0.34	December 8, 2008	195,000	-	-	50,000	145,000
$0.65	March 2, 2009	100,000	-	-	-	100,000
$0.62	March 25, 2009	800,000	-	-	50,000	750,000
$0.35	August 9, 2010	1,575,000	-	-	160,000	1,415,000

		5,446,000	-	-	853,000	4,593,000

Weighted average exercise price		$0.29	$0.00	$0.00	$0.21	$0.30

K. Subsequent Events and Outlook

The Company intends to continue land acquisition and drilling at its uranium pipe targets in Arizona. Phase 1 drilling programs also will be carried out later in the year at the MacArthur copper property in Nevada, the Crestones gold property in Mexico, and the Big Bar massive sulfide target in Alaska.

Stock options and warrants were exercised after the year end December 31, 2005 for detailed information see Note J in this M D&A or Note 7 of the consolidated financial statements.

L. Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51-102.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

M. Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, who meet at least quarterly with management and, at least annually with the external auditors to audit and review accounting, internal controls and financial reporting matters.

N. Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and therefore does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

N. Risks and Uncertainties, continued

Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

O. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

P. Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

Q. Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2005

Q. Forward-Looking Statements, continued

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.